CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 26, 2008	September 28, 2007	September 26, 2008	September 28, 2007
BASIC:
Net Income	$48,989	$51,716	$150,945	$137,348
Weighted average shares outstanding	68,400	65,913	67,106	65,762
Basic earnings per share	$0.72	$0.78	$2.25	$2.09
DILUTED:
Net Income	$48,989	$51,716	$150,945	$137,348
After-tax interest cost of convertible debt	436	922	2,272	2,767
Net Income plus assumed debt conversion	$49,425	$52,638	$153,217	$140,115
Weighted average shares outstanding	68,400	65,913	67,106	65,762
Dilutive effect of convertible debt	1,597	3,234	2,680	3,230
Incremental shares under stock option plans	1,274	1,194	1,259	1,233
Adjusted weighted average shares outstanding	71,271	70,341	71,045	70,225
Diluted earnings per share	$0.69	$0.75	$2.16	$2.00